May 4, 2005

Mr. Brent Watson
Staff Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-06
Washington, DC 20549

Dear Mr. Watson:

We have received your letter dated May 2, 2005, and provide the following responses thereto, numbered as to the questions in that letter:

FORM 8-K filed February 2, 2005
-------------------------------

     1. Comment: We have read your response to prior comment 1 and note that you intend to enhance your disclosures regarding your use of EBITDA in future filings. Supplementally, provide us with your proposed disclosure. Based on your response, it is unclear to us whether your proposed disclosures will adequately address the material limitations associated with use of EBITDA as a performance measure. Your disclosures should explain how the measure is expected to be used by investors, identify significant factors that should be considered when using the measure and discuss significant trends or other information not captured to ensure balance and avoid undue reliance. It is also unclear to us whether you will adequately explain the reasons why management believes that EBITDA provides relevant and useful information to investors beyond your current disclosure that highlights requests from financial analysts and your competitors' use of the measure.

     Response: Please read below for our suggested language to be used in our upcoming earnings press release on Tuesday May 10, 2005 as well as the reconciliation of net (loss) income to EBITDA.

The following is a reconciliation of EBITDA, see note 1, (in 000s) for the three months ended:

                                       3/31/05    12/31/04    9/30/04    6/30/04
                                       -------    --------    -------    -------

Net (loss) income                       ($122)       $180       $117      ($108)

Income taxes                                2           3        (18)         -

Depreciation and amortization expense     409         468        376        392

Amortization of debt discount             356         212        110        113

Interest expense, net                      15          34         34         34
                                         ----        ----       ----       ----

  Total EBITDA                           $660        $897       $619       $431
                                         ====        ====       ====       ====

     Note 1: EBITDA is earnings before interest, taxes, depreciation and amortization. EBITDA, which is not defined under United States generally accepted accounting principles ("GAAP"), is presented solely as a supplemental disclosure because management believes that it is a widely used measure of operating performance and it is a widely accepted financial indicator used by investors and analysts to measure performance and valuation, as well as to provide insight into how management measures quarterly performance. EBITDA is not intended to represent cash flows or an alternative to net income, and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with GAAP. Due to the recurring losses over the past several years, the debt discount being fully amortized in the quarter ended March 31, 2005, low levels of interest expense paid, essentially no tax expense resulting from the Company's deferred tax position, and the reduced level of capital expenses, management believes it is important to manage the cash performance and assess the financial viability based upon the Company's ability to generate positive EBITDA. Among other financial measurements or models used by management are: sales forecasts, inventory forecasts, net income forecasts and cash flow forecasts, all of which supplement the Company's EBITDA measurement and are considered jointly when assessing the Company's liquidity. Finally, the Company has significant uses of cash flows such as inventory purchases, extended payment terms to its customers, debt principal repayments and capital expenditures, which are not reflected in EBITDA .


Thank you very much for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me at 631-231-1177 ext. 273.

Very truly yours,


Thomas McNeill
Vice President - Chief Financial Officer